- *Portfolio Repositioning*. Despite the expected tax-free nature of the Reorganization itself, Target Fund may dispose of certain portfolio holdings as part of a portfolio repositioning before in connection with the Reorganization, and such transactions are expected to generate capital gains. Any capital gains recognized in these transactions on a net basis, after reduction by any available losses, will be distributed to Target Fund's shareholders as capital-gain dividends (to the extent of net realized long-term capital gains in excess of net realized short-term capital losses) or ordinary dividends (to the extent of net realized short-term capital gains in excess of net realized long-term capital losses) during or with respect to the year of sale, and such distributions will generally be taxable to shareholders. Because the Reorganization will end the tax year of Target Fund, it will accelerate distributions to shareholders from Target Fund for its short tax year ending on the date of the Reorganization. Those tax year-end distributions will include any capital gains resulting from portfolio turnover prior to consummation of the Reorganization that were not previously distributed and after reduction by any available losses. Consequently, Target Fund shareholders may well receive higher capital gain and ordinary dividend distributions than they would have received absent such portfolio turnover. The amount of capital gain or ordinary dividend distributions will be affected by the extent to which Target Fund repositions its portfolio and the extent to which the Fund realizes gains from the sale of portfolio securities. Lord Abbett currently expects that approximately 39% of Target Fund's portfolio (using values as of April 23, 2018) will be repositioned prior to the Reorganization. As of April 23, 2018, the hypothetical gain resulting from the repositioning is estimated at approximately $6.8 million or 3% of Target Fund's net assets. The tax implications of such distributions to an individual shareholder will depend on whether the shareholder holds Target Fund shares in a taxable account and other factors specific to each shareholder. Lord Abbett does not anticipate that any transaction costs will be incurred in connection with the repositioning of Target Fund's portfolio. Lord Abbett also expects that Acquiring Fund will continue to be compliant with its fundamental investment policies immediately following the Reorganization.

Will I pay any sales charges or similar transaction fees in connection with the Reorganization?

No sales charges or other similar transaction fees will be charged in connection with the Reorganization. However, any investment or redemption not in connection with the Reorganization would be subject to any applicable sales charges.

When would the Reorganization take place?

If Target Fund shareholders approve the Reorganization, the transaction is expected to be completed as soon as practicable after the shareholder meeting scheduled to be held on June 28, 2018.

Q & A - 5

inception. Services provided to Target Fund by Deloitte during the Fund's 2017 fiscal year included the audit of the Fund's financial statements included in its annual report to shareholders, review of information included in the annual report, services related to filings with the U.S. Securities and Exchange Commission, consultations on various accounting and reporting matters, and non-audit-related tax services.

What is Computershare?

Computershare Fund Services ("Computershare") is the proxy solicitation firm that will contact shareholders and record their votes. Computershare is not affiliated with either Fund or Lord Abbett. Shareholders who do not vote early using one of the methods described below may receive telephone calls, emails, or follow-up mailings from Computershare asking them to vote so that the meeting will not need to be postponed.

How many votes am I entitled to cast?

You are entitled to one vote for each full share and a proportionate fractional vote for each fractional share you own of Target Fund on the Record Date (April 10, 2018). Only shareholders of Target Fund as of the Record Date may vote.

Approval of Proposal 1 will require the affirmative vote of a "majority of the outstanding voting securities" of Target Fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). The 1940 Act defines such vote as the lesser of (1) two-thirds or more of the total number of shares of all classes of Target Fund present or represented by proxy at the Meeting if the holders of more than half of the outstanding shares of the Fund are present or represented by proxy at the Meeting; or (2) more than half of the total number of the outstanding shares of all classes of Target Fund.

Approval of Proposal 2 will require the affirmative vote of a majority of the votes cast.

Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to Target Fund a written notice of revocation or subsequently executed proxy, or by attending the Meeting and voting in person.

SUMMARY OF REORGANIZATION PROPOSAL

This Combined Prospectus/Proxy Statement provides pertinent information about the Reorganization and Acquiring Fund that a Target Fund shareholder should consider before voting. The following summarizes certain information contained elsewhere in or incorporated by reference into this Combined Prospectus/Proxy Statement. More information about Acquiring Fund is included in the section titled "Information from Acquiring Fund's April 1, 2018 Prospectus" in this Combined Prospectus/Proxy Statement. You should read the more complete information in the rest of this Combined Prospectus/Proxy Statement, as well as in Target Fund's prospectus, the Funds' SAI, and each Fund's semi-annual and annual reports. You also should review the SAI relating to this Combined Prospectus/Proxy Statement. This Combined Prospectus/Proxy Statement is qualified in its entirety by reference to these documents. You should read the entire Combined Prospectus/Proxy Statement before voting.

Overview of the Proposed Reorganization

As you evaluate the Reorganization, please consider the information below. You should review this information carefully.

Investment Strategies and Portfolio Management

- Following the Reorganization, the Combined Fund will be managed according to the investment objective and strategies of Acquiring Fund. Like Target Fund, Acquiring Fund is a "fund-of-funds" that pursues its investment objective by investing principally in affiliated mutual funds managed by Lord Abbett (the "underlying funds"). Through the underlying funds, Acquiring Fund indirectly invests in U.S. equity securities and select fixed income securities and foreign (including emerging market) securities, tactically allocating its assets among these asset classes in response to market conditions or to seek to capitalize on investment opportunities. In addition to investing in the underlying funds, like Target Fund, Acquiring Fund may invest directly in any type of derivative as part of its investment strategies or for risk management purposes.

- The material difference between the Funds' investment strategies and policies is that Target Fund has greater latitude to invest in equity securities (with a target allocation of 75-100%) as compared to Acquiring Fund (which has a target allocation of 35-85%), while Acquiring Fund has greater latitude to invest in fixed income securities (with a target allocation of 15-65%) than Target Fund (which has a target allocation of 0-25%). Additionally, Acquiring Fund has slightly less latitude to invest in foreign securities (with a target allocation of 0-30%) as compared to Target Fund (which has a target allocation of 0-35%). Notwithstanding these differences, the Funds have similar principal risks. Accordingly, although both Funds are subject to the same principal investment risks based on their current target allocations, Target Fund and Acquiring Fund each may be exposed

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to such risks to varying degrees. Detailed information about Acquiring Fund's investment objective, strategies, risks, policies, and restrictions is provided in the section titled "Information from Acquiring Fund's April 1, 2018 Prospectus" in this Combined Prospectus/Proxy Statement.

- As discussed more fully below, Target Fund's portfolio repositioning may result in higher capital gain or ordinary dividend distributions to Target Fund shareholders and therefore result in higher taxes for shareholders who hold Target Fund shares in a taxable account.

Expense Structures

- As discussed more fully below, we anticipate that Target Fund shareholders will pay lower overall expenses after the Reorganization. In reviewing the information below, you should refer to the fee table applicable to your particular share class under "Fees and Expenses" above. Your estimated expenses as an Acquiring Fund shareholder after the Reorganization are indicated in the "Pro Forma Combined Fund" column of the fee table.

- Target Fund and Acquiring Fund have the same contractual management fee rate and are subject to the same share class-specific Rule 12b-1 fee rates.

- Each class of shares of Acquiring Fund had lower total annual operating expenses than the corresponding class of shares of Target Fund during the Funds' fiscal year ended November 30, 2017 because Acquiring Fund's other (*i.e.*, non-management) expenses (0.18% for all classes except Classes F3 and R6 and 0.09% for Classes F3 and R6) were lower than those of Target Fund (0.31% for all classes except Classes F3 and R6 and 0.20% for Classes F3 and R6) and Acquiring Fund's acquired fund fees and expenses (0.70%) were slightly lower than those of Target Fund (0.71%). Because each Fund operates as a fund-of-funds, each Fund indirectly bears its proportionate share of "acquired fund fees and expenses," or the fees and expenses of the underlying funds in which it invests.

- The Funds' shares are subject to the same sales charges, including a CDSC of 1.00% on certain Class A shares purchased or acquired without a sales charge if they are redeemed before the first day of the month of the one-year anniversary of their purchase, a CDSC of up to 5.00% on certain Class B shares reduced over time and eliminated after sixth anniversary of purchase, and a CDSC of 1.00% on certain Class C shares if they are redeemed before the first anniversary of their purchase.

Performance Histories

- Performance information for each of Target Fund and Acquiring Fund is located in the section titled "Summary of Reorganization Proposal-Performance" below.

Performance

Target Fund

The bar chart and table below provide some indication of the risks of investing in Target Fund by illustrating the variability of the Fund's returns. Each assumes reinvestment of dividends and distributions. Target Fund's past performance reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. Target Fund's past performance, before and after taxes, is not necessarily an indication of how Target Fund will perform in the future.

The bar chart shows changes in the performance of Target Fund's Class A shares from calendar year to calendar year. This chart does not reflect the sales charge applicable to Class A shares. If the sales charge were reflected, returns would be lower. Performance for Target Fund's other share classes will vary due to the different expenses each class bears. Updated performance information is available at www.lordabbett.com or by calling 888-522-2388.

The bar chart and table show performance of Target Fund during periods when the Fund operated under the name "Lord Abbett Diversifying Equity Fund" and indirectly invested, through the underlying funds, primarily in equity securities of U.S. and select foreign (including emerging market) companies of all sizes managed in both growth and value styles. Effective May 1, 2017, Target Fund implemented its present investment strategy. No performance is shown for Class F3 or T shares because these classes have not completed a full calendar year of operations.



The table below shows how Target Fund's average annual total returns compare to the returns of the Russell 1000® Index and a blend of securities market indices with investment characteristics similar to those of Target Fund (the "Target Fund Blended Index"). The Fund believes the Target Fund Blended Index is an appropriate comparative index because it includes asset classes relevant to Target

39

Fund's current investment strategy. The Fund's average annual total returns include applicable sales charges.

The after-tax returns of Class A shares included in the table below are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. In some cases, the return after taxes on distributions and sale of Fund shares may exceed the return before taxes due to a tax benefit resulting from realized losses on a sale of Fund shares at the end of the period that is used to offset other gains. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements such as 401(k) plans or Individual Retirement Accounts ("IRAs"). After-tax returns for other share classes are not shown in the table and will vary from those shown for Class A shares.

Average Annual Total Returns (for the periods ended December 31, 2017)					
Class	1 Year	5 Years	10 Years	Life of Class	Inception Date for Performance
Class A Shares					
Before Taxes	13.48%	11.48%	5.98%	–	
After Taxes on Distributions	10.11%	8.51%	4.47%	–	
After Taxes on Distributions and Sales of Fund Shares	9.90%	8.65%	4.54%	–	
Class B Shares	10.34%	10.90%	5.62%	–	
Class C Shares	14.33%	11.17%	5.48%	–	
Class F Shares	16.31%	12.15%	6.41%	–	
Class I Shares	16.46%	12.27%	6.52%	–	
Class R2 Shares	15.81%	11.36%	5.94%	–	
Class R3 Shares	15.90%	11.72%	6.01%	–	
Class R4 Shares	16.17%	–	–	7.13%	6/30/2015
Class R5 Shares	16.52%	–	–	7.42%	6/30/2015
Class R6 Shares	16.56%	–	–	7.43%	6/30/2015
Index					
Russell 1000® Index (reflects no deduction for sales charges or taxes)	21.69%	15.71%	8.59%	12.83%	6/30/2015
70% Russell 1000® Index/20% MSCI EAFE® Index with Gross Dividends/5% ICE BofAML U.S. High Yield Constrained Index/5% Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	20.77%	13.08%	7.22%	11.00%	6/30/2015
Morningstar Average					
Morningstar Allocation 85%+ Equity Category Average (reflects no deduction for sales charges or taxes)	19.02%	11.25%	5.65%	8.76%	6/30/2015

Acquiring Fund

The bar chart and table below provide some indication of the risks of investing in Acquiring Fund by illustrating the variability of the Fund's returns. Each assumes reinvestment of dividends and distributions. Acquiring Fund's past performance reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. Acquiring Fund's past performance, before and after taxes, is not necessarily an indication of how Acquiring Fund will perform in the future.

The bar chart shows changes in the performance of Acquiring Fund's Class A shares from calendar year to calendar year. This chart does not reflect the sales charge applicable to Class A shares. If the sales charge were reflected, returns would be lower. Performance for Acquiring Fund's other share classes will vary due to the different expenses each class bears. Updated performance information is available at www.lordabbett.com or by calling 888-522-2388.

No performance is shown for Class F3 or T shares because these classes have not completed a full calendar year of operations.



Bar Chart (per calendar year) — Class A Shares

Year	Return
08	-33.05%
09	+34.86%
10	+14.23%
11	-4.73%
12	+15.47%
13	+20.61%
14	+7.43%
15	-5.02%
16	+12.54%
17	+11.51%

Best Quarter 2nd Q '09 **+18.83%**   **Worst Quarter** 4th Q '08 **-17.93%**

The table below shows how Acquiring Fund's average annual total returns compare to the returns of the Russell 1000® Index and a blend of securities market indices with investment characteristics similar to those of Acquiring Fund (the "Acquiring Fund Blended Index"). The Fund believes the Acquiring Fund Blended Index is an appropriate comparative index because it includes asset classes relevant to Acquiring Fund's current investment strategy. Acquiring Fund's average annual total returns include applicable sales charges.

The after-tax returns of Class A shares included in the table below are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. In some cases, the return after taxes on distributions and sale of Fund shares may exceed the return before taxes due to a

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